UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41619

Mars Acquisition Corp.

(Exact name of registrant as specified in its charter)

Americas Tower

1177 Avenue of The Americas, Suite 5100

New York, NY 10036

(888)-667-6277

(Address, include zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one ordinary share, par value $0.000125,

and one right entitling the holder to receive 2/10 of an ordinary share

Ordinary Shares, $0.000125 par value

Rights to receive two-tenths (2/10) of one ordinary share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Mars Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mars Acquisition Corp.

Date: January 2, 2025	By	/s/ Karl Brenza
		Name:	Karl Brenza
		Title:	Chief Executive Officer